Aduro Clean Technologies Announces Closing of US$20 Million Underwritten Public Offering

London, Ontario, December 22, 2025 - Aduro Clean Technologies Inc. ("Aduro" or the "Company") (Nasdaq: ADUR) (CSE: ACT) (FSE: 9D5), a clean technology company using the power of chemistry to transform lower value feedstocks, like waste plastics, heavy bitumen, and renewable oils, into resources for the 21st century, today announced the closing of its underwritten U.S. public offering (the "Offering") of 1,739,130 common shares, together with accompanying warrants to purchase 869,565 common shares for gross proceeds of approximately US$20 million, before deducting underwriting discounts and offering expenses. The common shares were sold in combination with an accompanying half warrant (with each whole warrant being exercisable into one common share of the Company). Each whole warrant has an exercise price of US$16.00 per share, are exercisable immediately and will expire three years from the date of issuance.

D. Boral Capital LLC acted as lead underwriter for the Offering. Roth Capital Partners acted as financial advisor for the Offering.

Aduro intends to use the net proceeds from the Offering for expenditures related to the construction of its Demonstration-Scale Plant and the remainder (if any) for ongoing research and development, general corporate purposes and working capital.

In addition, the Company granted the underwriters a 45-day over-allotment option to purchase up to an additional 260,869 common shares and/or warrants to purchase an additional 130,434 common shares.

The Offering was made pursuant to an effective shelf registration statement on Form F-10, as amended (File No. 333-292023), previously filed with the U.S. Securities and Exchange Commission ("SEC") on December 15, 2025 and became effective upon filing, and the Company's Canadian short form base shelf prospectus dated December 15, 2025 (the "Base Shelf Prospectus"). Aduro offered and sold the securities in the United States only. No securities were offered or sold to Canadian purchasers.

The Base Shelf Prospectus relating to the Offering and describing the terms thereof was filed with the applicable securities commissions in Canada and with the SEC in the United States and is available for free by visiting the Company's profiles on the SEDAR+ website maintained by the Canadian Securities Administrators at www.sedarplus.ca or the SEC's website at www.sec.gov, as applicable. A final prospectus supplement with the final terms was filed with the securities regulatory authorities in the Canadian provinces of British Columbia and Ontario and with the SEC. Copies of the final prospectus may be obtained at the SEC's website at www.sec.gov or from D. Boral Capital LLC, Attention: 590 Madison Avenue 39th Floor, New York, NY 10022, or by email at info@dboralcapital.com, or by telephone at +1(212)-970-5150.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more complete information about the Company and the Offering. This press release shall not constitute an offer to sell, or the solicitation of an offer to buy any of the Company's securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation or sale of any of the Company's securities in any state or jurisdiction in which such offers, solicitations or sales would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Aduro Clean Technologies

Aduro Clean Technologies is a developer of patented water-based technologies to chemically recycle waste plastics; convert heavy crude and bitumen into lighter, more valuable oil; and transform renewable oils into higher-value fuels or renewable chemicals. The Company's Hydrochemolytic™ technology relies on water as a critical agent in a chemistry platform that operates at relatively low temperatures and cost, a game-changing approach that converts low-value feedstocks into resources for the 21st century.

For further information, please contact:

Abe Dyck, Head of Business Development and Investor Relations

ir@adurocleantech.com

+1 226 784 8889

KCSA Strategic Communications

Jack Perkins, Senior Vice President

aduro@kcsa.com

D. Boral Capital LLC.

dbccapitalmarkets@dboralcapital.com

+1 212 970 5150

Forward-Looking Statements

This press release contains forward-looking statements regarding the Company's current expectations. These forward-looking statements include, without limitation, references to the Company's expectations regarding anticipated use of net proceeds from the Offering. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Factors that could cause actual results to differ include, but are not limited to, risks and uncertainties related to the factors that may result in changes to the Company's anticipated use of proceeds. These and other risks and uncertainties are described more fully in the section captioned "Risk Factors" in the Company's annual information form dated May 20, 2025, which is available on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov. Forward-looking statements contained in this announcement are made as of this date, and the Company undertakes no duty to update such information except as required under applicable law, including the securities laws of the United States and Canada.